FILE NO. 82-4524

भारतीय स्टेट बैंक
भारतीय स्टेट बँक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W[redacted]
Washington D.C. 2
U.S.A.

02015189

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

FEB 12 2002

BY REGISTERED AIR MAIL

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 174.

January 11, 2002

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/147 dated the January 11, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg.
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-2885348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FEB 12 2002

CO/S&B/VR/2001/147

January 11, 2001

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st December, 2001. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of of the Bank

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	31580938	6.00
2. Unit Trust of India	17879825	3.40
3. Industrial Development Bank of India	6779573	1.29
FIIs/OCBs		
1. The Bank of New York (As Depository for GDRs)	41538018	7.89
2. Emerging Markets Growth Fund Inc.	8498900	1.61
Total holding FIIs/OCBs/NRIs	95470297	18.14

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.

FILE:DSB21120 09-Jan-2002

FILE 24

REPORT OF OWNERSHIP AND CONTROL

REPORTING INSTITUTION : STATE BANK OF INDIA
FOR THE QUARTER ENDED : 31/12/2001
DATE OF REPORT : 08/01/2002

SR. NO. (1)	NAME (2)	STATUS (3)	SHARES HELD (4)	BOOK VAL OF SHARES (RS.IN LACS) (5)	% OF SHARES IN TOT EQTY (6)
(a)	TOP TEN SHARE HOLDERS				
1	RESERVE BANK OF INDIA	RBI	314338700	804015.53	59.73
2	THE BANK OF NEW YORK (AS DEPOSITRY)	FII	41538018	106245.94	7.89
3	LIFE INSURANCE CORPORATION OF INDIA	RFI	31580938	80777.72	6.00
4	UNIT TRUST OF INDIA	RFI	17879825	45733.02	3.40
5	EMERGING MARKETS GROWTH FUND INC.	FII	8498900	21738.49	1.61
6	INDUSTRIAL DEVELOPMENT BANK OF INDI	RFI	6779573	17340.79	1.29
7	MORGAN STANLEY DEAN WITTER INST MGT	FII	2955054	7558.44	0.56
8	CAPTIAL INTL. EMERGING MARKETS FUND	FII	2472247	6323.51	0.47
9	SCHRODER INVST MNGT NORTH AMERICA I	FII	2384425	6098.88	0.45
10	ABU DHABI INVESTMENT AUTHORITY	FII	2123485	5431.45	0.40
(a)	TOTAL OF a (10)		430551165	1101263.77	81.81
		NO. OF HOLDERS	TOTAL NO. OF SHARES		% OF SHARES IN TOT EQTY
(b)	OTHER SHAREHOLDER(S)				
i]	HOLDING SHARES OF 1% AND OVER	NIL	NIL		NIL
ii]	ALL OTHER HOLDERS ON SHARE REGISTER	726080	95747713		18.19
(b)	TOTAL OF b	726080	95747713		18.19
	TOTAL (a + b)		526298878		100.00

OWNERSHIP SUMMARY

(% OF SHAREHOLDING IN BANK)

		RESIDENT	N-RESIDENT
A]	GOVERNMENT & RESERVE BANK OF INDIA	59.73%	-
B]	FINANCIAL INSTITUTION (INCL MUTUAL FUNDS)	12.84%	18.10%
C]	OTHER CORPORATES	1.31%	-
D]	INDIVIDUALS	7.98%	0.04%
	TOT:	81.86%	18.14%

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg.
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/ 178

January 12, 2002

FEB 12 2002

Dear Sir,

LISTING AGREEMENT : CLAUSE 36

In terms of Clause 36 of the Listing Agreement, we advise that a Memorandum of Understanding (MOU) has been signed between SBI and Canara Bank to open a joint venture Bank in Russian Federation.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg.
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

BY REGISTERED AIR MAIL

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 156.   January 11, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104

We advise that Shri Arun Kumar, Officer, TEGS-VII has taken over as General Manager(Shares & Bonds) at this office w.e.f 4th October, 2001. His contact Nos. are as under:-

Telephone No.	91 22 2830535 (Office)
	91 22 2841926 (Residence)
Fax No.	91 22 2855348

Yours faithfully,

for GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg.
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

BY REGISTERED AIR MAIL

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 156.

January 11, 2002

FEB 12 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104

We advise that Shri Arun Kumar, Officer, TEGS-VII has taken over as General Manager(Shares & Bonds) at this office w.e.f 4th October, 2001. His contact Nos. are as under:-

Telephone No.	91 22 2830535 (Office)
	91 22 2841926 (Residence)
Fax No.	91 22 2855348

Yours faithfully,

for GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.